SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 21, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	May 21, 2007

TAM and Lufthansa Sign Memorandum of Understanding

Companies working to establish cooperation for codesharing and other advantages for customers

São Paulo, May 21, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) and Lufthansa signed a Memorandum of Understanding today, in a starting point for a possible close cooperation. In the coming months, the two companies will examine various forms of cooperation. The first step will be the implementation of codesharing on domestic and international routes. Other possibilities include the optimization of the two companies' flight schedules and linking TAM's frequent flyer program, Fidelidade, with Lufthansa's Miles & More, as well as reciprocal sharing of VIP lounges in a number of airports.

"We are happy to find a trusted and professional partner in TAM in the growing Brazilian market," said Götz Ahmelmann, Lufthansa's Vice President for Alliances, Strategy and Subsidiaries.

"Both companies are distinguished as innovators and for their high levels of quality and credibility. Our customers will soon benefit from our cooperation," added Jens Bischof, Lufthansa's Vice President for the Americas.

For Marco Antonio Bologna, President of TAM, the partnership with Lufthansa is in line with the company's strategy to seek alliances with leading companies in destination markets. "We are going to explore possible synergies between the two companies' networks, and in doing so, we can offer new choices for flights in both Brazil and Germany."

Paulo Castello Branco, Vice President for Planning and Alliances, adds that TAM will have a local partner in the German market with a broad service network.

Currently, the Lufthansa group offers 20 flights a week between São Paulo and its three hubs in Frankfurt and Munich (Lufthansa), as well as Zurich (SWISS). Passengers coming from Brazil's economic metropolis arrive at their destinations in Europe, Asia, the Middle East and Africa with only one stop, and rapid transfers. In addition, Lufthansa provides daily service to its Latin American destinations in Mexico, Caracas, Buenos Aires and Santiago, Chile (SWISS). In total, Lufthansa serves 192 destinations in 78 countries.

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Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
The company (www.tam.com.br) has been the Brazilian domestic market leader since July 2003, and closed last April with a 50.72% market share. The company flies to 49 destinations throughout Brazil. With the commercial agreements executed with regional companies, it reaches 76 destinations in the national territory. TAM's operations in South America include direct flights to Buenos Aires (Argentina) and Santiago (Chile). Within six months, TAM will start operating daily flights to Caracas, Venezuela. With TAM Mercosur, it also serves Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), Montevideo (Uruguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). In April, TAM's international market share was 69.7% among Brazilian airlines. International operations include long-haul direct flights to the following destinations: New York and Miami (USA), Paris (France), London (England) and Milan (Italy). It also maintains commercial agreements with international companies that allow passengers to fly to a wide variety of destinations worldwide. A pioneer in the launch of a Loyalty Program for airlines in Brazil, TAM currently has 3.8 million members and has awarded more than 4.2 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.